Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park

Unit 505-3, Chaguang Road No. 1089

Nanshan District, Shenzhen, China

September 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins

Re:	Lianhe Sowell International Group Ltd

Registration Statement on Form F-1

Filed May 10, 2024

File No. 333-279303

Dear Ms. Collins:

Lianhe Sowell International Group Ltd. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 6, 2024 (the “Letter”) regarding the Company’s registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Form F-1 filed May 10, 2024

General

1.	We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your last submission on February 29, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Your revised disclosure in response to prior comment 3 that PRC laws and regulations can be “revised, adjusted or refined with detailed rules” does not appear to convey the same risk. Please revise your disclosure.

Response: In response to the Staff’s comment, we revised in the Amendment No.1 on the cover page, Prospectus Summary, Risk Factors, and other sections throughout the prospectus as applicable.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

September 4, 2024

2.	Please update your financial statements for the year ended March 31, 2024, or file an exhibit to the registration statement making the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instructions thereto.

Response: In response to the Staff’s comment, we have updated in Amendment No.1 to include financial statements for the year ended March 31, 2024.

Risk Factors

Our business may be exposed to risks associated with an increasingly concentrated customer base., page 22

3.	We note your revised disclosure and response to prior comment 4. Please revise to disclose specifically when you entered into the long-term contract with Dongguan Kangzhihui Electronics Co. Ltd. (Dongguan) and identify the specific terms in this contract (e.g., whether this contract locks in pricing, requires minimum purchase orders, etc.). Tell us whether you intend to enter into similar long-term contracts with other customers, or otherwise explain why you entered into a long-term contract with this customer only. Finally, clarify whether all revenue generated by Dongguan, which you disclose was 23.4% for the six-months ended September 30, 2023, and 17.6% for the year-ended March 31, 2023, relates to this contract.

Response:  We respectfully advise the Staff that we currently do not enter into any long-term framework agreement with our customers, except for the long-term framework agreements with Dongguan Kangzhihui Electronics Co., Ltd. (“Kangzhihui”) and Shenzhen Zhongnan High-tech Co., Ltd. (“Zhongnan”). As discussed in the Amendment No.1, the agreement with Kangzhihui contains substantially similar provisions as our standard sales agreement typically entered into for each specific purchase order, without special terms such as price-lock or minimum purchase orders, but with a longer term to cover product sales from November 2022 to November 2024. As disclosed in the Amendment No.1, for all customers to whom we provide machine vision solutions, we enter into standard sales agreement for each of specific purchase order. We entered into long-term agreement with Kangzhihui and Zhongnan based on the following considerations: (i) they are both among our top customers in the past fiscal year; (ii) they are both prominent electric devices manufacturers with high growth potential to order large number of devices in the future; and (iii) long-term collaboration with prominent manufacturers such as Kangzhihui and Zhongnan ensure the Company’s ability to provide high-caliber after-sale maintenance service to our important customers, which is crucial for us to capture market demand to further improve our products. Going forward, we may enter into long-term agreement with other customers based on demand of our customers and our assessment of the importance of each of our customers. We confirm that for the years ended March 31, 2024 and 2023, all revenue generated by Kangzhihui and Zhongnan relate to their respective long-term framework agreements. In response to the Staff’s comment, we also revised in the Amendment No.1 on page 21 and 97.

Risks Related to Doing Business in China, page 38

4.	We note that you have removed references to China in this risk factor and removed the statement that “Intellectual Property rights and confidentiality protections in China may not be as effective as in the US.” Please explain to us the basis for making these revisions.

Response: In response to the Staff’s comment, we revised in the Amendment No.1 on page 37.

Capitalization, page 62

5.	Please revise to reflect both your capitalization and indebtedness for each scenario presented. Refer to guidance in Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, we revised in the Amendment No.1 on page 61.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

6.	We note one of your growth strategies is to strengthen your marketing and sales network to serve an expanding customer base in China. Please tell us whether you track the number of customers and consider this to be a key performance indicator. We also note your discussion of long-term cooperative relationships. Tell us the number of repeat customers for each period presented and your consideration to disclose such information. Additionally, tell us whether management uses any other key performance indicators or metrics in evaluating your business and if so, revise to include both a qualitative and quantitative discussion of any such metrics. Refer SEC Release No. 33-10751.

Response: In response to the Staff’s comment, we revised in the Amendment No.1 on page 66.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

September 4, 2024

Critical Accounting Policies and Estimates, page 75

7.	Your revised disclosures in response to prior comment 5 appear to be a repetition of certain of your significant accounting policies as disclosed in Note 2 to your financial statements. Please revise here to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 5.E of Form 20-F.

Response: In response to the Staff’s comment, we revised in the Amendment No.1 on page 70.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu

cc:	Anna J. Wang, Esq.